1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2008

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                 Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page Number
1.1	Announcement, dated May 25, 2008, in respect of continued suspension of trading of shares of China Telecom Corporation Limited.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: May 27, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

CONTINUED SUSPENSION OF TRADING

On 24 May 2008, the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance issued the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector . The Announcement clearly states that the principal goals for the reform of the structure of the telecommunications sector are: to grant three 3G licences and to support the formation of three market competitors where each has nationwide network resources, relatively comparable strength and scale as well as full services operation capabilities with enhanced competitiveness. In light of the current telecommunications industry landscape and for the purpose of implementing such goals, the acquisition of the CDMA network (including assets and subscribers) of China Unicom by China Telecom, the merger of China Unicom and China Netcom, the transfer of the basic telecommunications business of China Satellite Communications into China Telecom and the merger of China Tietong into China Mobile are encouraged. Such reform and restructuring is associated with the grant of 3G licences which will be granted upon completion of the restructuring. Further details on the necessity, guidance thoughts, main principles and goals, associated policy measures and the implementation requirements in relation to deepening the reform of the structure of the telecommunications sector are set out in detail in the Announcement which can be found on the website of the Ministry of Industry and Information (www.mii.gov.cn).

The Company believes that deepening the reform of the structure of the telecommunications sector will promote the healthy and coordinate development of the telecommunications industry and is also beneficial to the sustainable development of the Company. As a result of the development needs of the Company and having considered the intent set out in the above Announcement, the Company is currently discussing the potential acquisition of the CDMA business from China Unicom Limited. As at the date of this announcement, no contractual term, including the price of such potential acquisition, has been agreed and the potential acquisition may or may not proceed. The Company will issue a further announcement to inform investors and shareholders at an appropriate time. In the meantime, trading in the shares of the Company will remain suspended.

In addition, the Company has been notified by its parent company, China Telecommunications Corporation , that Mr. Shang Bing, Mr. Yang Xiaowei and Mr. Miao Jianhua has joined the management team of China Telecommunications Corporation.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board

China Telecom Corporation Limited

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC, 25 May 2008

A-1